                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


                             Gull Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   402901 20 1
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 1997
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of __ Pages
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CUSIP NO. 358031 10 2


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) / /

                                                                        (b) / /


3        SEC USE ONLY


4        SOURCE OF FUNDS

                      OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY

NUMBER OF                   7        SOLE VOTING POWER
SHARES                                         4,930,693
BENEFICIALLY                8        SHARED VOTING POWER
OWNED BY                                      -0-
EACH REPORT-                9        SOLE DISPOSITIVE POWER
ING PERSON                                     4,930,693
WITH                        10       SHARED DISPOSITIVE POWER
                                              -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,930,693

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES                                            / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62%

14       TYPE OF REPORTING PERSON

                      CO

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         This Schedule 13D/A (Amendment No. 4) amends and supplements the
Statement on Schedule 13D dated May 4, 1994, as amended and supplemented by
Schedule 13D/A (Amendment No. 1) dated June 28, 1994, by Schedule 13D/A (Amendment No. 2) dated August 15, 1994 and Schedule 13D/A (Amendment No. 3) dated December 23, 1996 (as so amended, the "Statement"), filed by Fresenius Aktiengesellschaft ("Fresenius AG"), with respect to the common stock, $0.001 par value ("Common Stock") of Gull Laboratories, Inc. ("Gull"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.


Item 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Statement is hereby amended by adding the following:

         Mr. Mathias R. Klingler has resigned from the Management Board of Fresenius AG, effective April 30, 1997. Mr. Rainer Baule is designated to become a member of the Management Board of Fresenius AG and Head of the Fresenius AG Intensive Care and Diagnostics Division on June 1, 1997. Current information with respect to the members of the Supervisory Board and the Members of the Management Board of Fresenius AG is set forth in Schedule A to this Amendment No. 4.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended by adding the following:

         On April 21, 1997 Fresenius AG, Gull GmbH, a wholly-owned subsidiary of Gull (the "Purchaser") and Gull entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), setting forth their agreement for the Purchaser's acquisition of the diagnostics business (the "Business") of the Intensive Care and Diagnostics Division of Fresenius AG. The Purchaser has assigned all of its rights under the Asset Purchase Agreement to Gull. After the Closing Date, Gull will contribute the assets of the Business to the Purchaser in exchange for non-voting stock of the Purchaser. Under the Asset Purchase Agreement, Gull, through the Purchaser, agreed to purchase, and Fresenius AG agreed to sell, all fixed assets, all inventory stocks, and all rights belonging to the Business as of the date of the Asset Purchase Agreement ("Assets") as well as certain industrial property rights, intangible objects and rights of usage related thereto. "Assets" does not include receivables, checks, cash or credit balances existing or accrued as of December 31, 1996. The closing date (the "Closing Date") is presently anticipated to occur after all of the conditions to closing have been satisfied and, if appropriate, at the end of a fiscal quarter. Under the Asset Purchase Agreement, the purchase price for the Business will be $10,942,800, subject to adjustment, as described below. The purchase price will be payable in shares of Gull Common Stock, with each share having an agreed value of $8.29, which was the average of closing sale prices of a share of Gull Common Stock on the American Stock Exchange for the twenty trading days preceding and the twenty trading days following the first public announcement of the execution of the letter of intent on December 13, 1996. The Purchaser has agreed to assume all liabilities pertaining to the operations of the Business after December 31, 1996 (the "Effective Date"). Fresenius AG has agreed to operate the Business from the Effective Date to the Closing Date on behalf and for the account of the Purchaser. Fresenius AG has also agreed that from April 21, 1997 to the Closing Date, it will conduct the operations, activities, and practices of the Business in the ordinary course of business, consistent with past practices. In addition, Fresenius AG has agreed to enter into certain service contracts with the Purchaser.

         The consummation of the sale of the Business is subject to receipt of the following approvals: (a) Fresenius AG Supervisory Board approval; (b) Gull Board of Directors approval,


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including the unanimous approval of the members of the Special Committee of
Independent Directors; (c) approval of a majority of the non-Fresenius AG shareholders actually voting at the Gull annual meeting; and (d) approval for listing by the American Stock Exchange of the shares of Common Stock to be issued to Fresenius AG. Conditions precedent include: (a) delivery to the Gull Board of Directors of a satisfactory opinion of Vector Securities, in form and substance satisfactory to Fresenius AG, Gull and the Purchaser, to the effect that the purchase price for the Business and the other terms and conditions of the Asset Purchase Agreement are fair, from a financial point of view, to the shareholders of Gull (other than Fresenius AG); (b) non-denial of the asset sale by the German Federal Cartel Office; and (c) execution of a Registration Rights Agreement, as described below. There can be no assurance that acquisition of the Business by Gull will be consummated.

         Pursuant to a Retransfer of Shares Agreement by and among Fresenius AG, the Purchaser and Gull, dated April 21, 1997, the purchase price described above is subject to adjustment under certain circumstances and could change the amount of Fresenius AG's beneficial ownership of Gull, as described below. The parties agreed that the purchase price would be reduced by the amount of 33,000 shares of Gull Common Stock if the present commercial relationship between Fresenius AG and a certain supplier (the "Supplier") is entirely terminated ("Entire Termination") on or before December 31, 1997. If the commercial relationship between Fresenius AG and the Supplier relating to the Supplier's syphilis-detection product line is terminated ("Partial Termination") on or before such date, the purchase price would only be reduced by an amount of 18,721 shares of Gull Common Stock. If either an Entire Termination or a Partial Termination takes place after payment of the purchase price, Fresenius AG will be obliged to retransfer the 33,000 or 18,721 shares of Common Stock, as applicable, to Gull. Likewise, if within two years after Entire Termination or Partial Termination, the Purchaser, Gull or an affiliate of either enters into a commercial relationship with the Supplier or a successor to the Supplier, which is in quality and volume comparable with the terminated commercial relationship between Fresenius AG and the Supplier, then Gull and the Purchaser shall transfer the 33,000 or 18,721 shares of Common Stock, as applicable, back to Fresenius AG.

         Fresenius AG continues to regard its investment in Gull as an attractive business opportunity, both for Fresenius AG and Gull, and believes that the sale of the Business to Gull and the combination of the Business with Gull's existing worldwide diagnostics business could result in increased efficiencies and enhanced performance by Gull. Accordingly, Fresenius AG believes that the acquisition would be in the best interests of Fresenius AG, Gull and Gull's shareholders.

         In connection with the execution of the Asset Purchase Agreement, Fresenius AG and Gull agreed that at the closing under the Asset Purchase Agreement, they would enter into a Registration Rights Agreement pursuant to which Fresenius AG would have the


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right on two separate occasions to require that Gull file a registration statement under the Securities Act of 1933, as amended (the "1933 Act") for the registration of shares of Common Stock issued to Fresenius AG as the consideration for the Business. The Registration Rights Agreement provides that Gull will bear the costs of registering such shares, up to a maximum of $20,000. Fresenius AG would also have the right to include such shares in certain registration statements filed by Gull under the 1933 Act for its own account or for the registration of shares of Common Stock held by other persons.

         Other than the shares it would receive upon consummation of the transactions contemplated by the Asset Purchase Agreement and the Retransfer of Shares Agreement, Fresenius AG does not presently intend to acquire additional shares of Gull Common Stock, but reserves the right to do so in open market transactions or in privately negotiated transactions with Gull or shareholders of Gull. Whether Fresenius AG acquires any such additional shares of Gull Common Stock will depend on Fresenius AG's continuing evaluation of Gull, the market price for Gull Common Stock, alternative investment opportunities which may be available, and all other factors deemed relevant.

         Except for the transactions described in this Item 4, Fresenius AG does not have any present intention to effect or cause Gull to effect any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended by adding the following:

         Fresenius AG is presently the record and beneficial owner of 3,610,693 shares of Gull Common Stock, and may be deemed to be the beneficial owner of 1,320,000 shares issuable upon the closing under the Asset Purchase Agreement. Based on 6,588,696 shares of Common Stock outstanding (as set forth on the cover page of Gull's Annual Report on Form 10-K for the year ended December 31, 1996), Fresenius AG may be deemed to be the beneficial owner of 4,930,693 shares of Common Stock, or 62% of the Gull Common Stock, as determined in accordance with Rule 13d-3 of the Securities and Exchange Commission.

         Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) does not own or have any right to acquire, directly or indirectly, any shares of Gull Common Stock and, except as herein described, none of such persons has effected any transaction in Gull Common Stock in the last sixty days.


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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         For a description of the Asset Purchase Agreement, the Retransfer of Shares Agreement and the Registration Rights Agreement, see Item 4 above. The descriptions of the Asset Purchase Agreement, the Retransfer of Shares Agreement and the Registration Rights Agreement set forth in Item 4 are qualified in their entirety by the provisions of such agreements. A copy of the Asset Purchase Agreement is filed as Exhibit 1 to this Schedule 13D/A (Amendment No. 4). A copy of the Retransfer of Shares Agreement is filed as Exhibit 2 to this Schedule 13D/A (Amendment No. 4).

Item 7.  MATERIALS TO BE FILED IN EXHIBITS.


    EXHIBIT                                                          EXHIBIT NO.
    -------                                                          -----------

    Asset Purchase Agreement by and among Fresenius AG,
the Purchaser and Gull dated April 21, 1997                               1

    Retransfer of Shares Agreement by and among
Fresenius AG, the Purchaser and Gull dated April 21,
1997                                                                      2



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                       SIGNATURES


                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 1997                    FRESENIUS AKTIENGESELLSCHAFT



                                       By: /s/ Matthias Schmidt
                                           -----------------------------------
                                           Name:  Matthias Schmidt
                                           Title: Member of the Managing Board



                                       By: /s/ Udo Werle
                                           -----------------------------------
                                           Name: Udo Werle
                                           Title: Member of the Managing Board


                                       S-1
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                                   SCHEDULE A

     The members of Fresenius AG's Supervisory Board and Management Board, their present principal occupations or employment (including the name, principal business and address of any such employer), their citizenship and their business and/or residence addresses are set forth below. All members of the Supervisory Board and Management Board listed on Schedule A are German citizens.

MEMBERS OF SUPERVISORY BOARD
----------------------------
Dr. Alfred Stiefenhofer
Chairman of Supervisory Board
Attorney, Norr, Stiefenhofer & Lutz (law firm)
Brienner Strasse 28, 80333 Munchen, Germany

Dr. Gabriele Kroner
Doctor of Medicine
Department of Cardiac, Thoracic and Vascular Surgery
University Clinic - Hamburg-Eppendorf UKE
Harthauserstrasse 135, 81545 Munchen, Germany

Wolfgang Rietzschel
Member of Works Council
Herzbergstrasse 33, 61350 Bad Homburg v.d.h., Germany

Christel Neumann
Deputy Member of Works Council
Muhlweg 20, 97525 Schwebheim, Germany

Vera Kluge
Labor Union Representative
c/o IG Chemie-Papier-Keramik Bereich Hessen
Wilh.-Leuschner Strasse 69-77, 60329 Frankfurt/Main, Germany

Arnold Danneck
Member of Works Council
In Matzenecken 6, 66636 Tholey, Germany

Dr. Oswald Jacobi
Doctor of Medicine
Sandmuhle 75, 55262 Heidesheim, Germany

Ulrich Mattik
Labor Union Representative
In der Steinriede 4, 30161 Hannover, Germany

Friedrich Meyer
Sales Manager
Usinger Strasse 16, 61273 Wehrheim, Germany


                                    Sch. A-1

Hans-Peter Sattele
Member of the Managing Board of
  Westdeutsche Landesbank Girozentrale
Westdeutsche Landesbank Girozentrale
Herzogstrasse 15, 40217 Dusseldorf, Germany

Dr. Manfred Schaudwet
Executive Manager of Dresdner Bank AG
Dresdner Bank AG
Jurgen-Ponto-Platz 1, 60329 Frankfurt/Main, Germany

Dr. Karl Schneider
Retired Chairman of the Executive Board
Suedzucker AG
Maximilianstrasse 10, 68045 Mannheim, Germany

MEMBERS OF THE MANAGEMENT BOARD
-----------------------------
Dr. Gerd Krick
Chairman of the Management Board
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany
        and
Chairman of the Management Board
Fresenius Medical Care AG
Borkenberg 14, 61440 Oberursel, Germany

Dr. Matthias Schmidt
Member of the Management Board and Head of
  Pharmaceutical Division
Fresenius AG
Brokenberg 14, 61440 Oberursel, Germany

Udo Werle
Member of the Management Board and Head of
  Finance, Administration and Personnel Matters
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany
        and
Member of the Management Board and Head of
  Finance, Administration and Personnel Matters
Fresenius Medical Care AG
Borkenberg 14, 61440 Oberursel, Germany

Rainer Baule
Member of the Management Board and
  Head of Intensive Care and Diagnostics Division*
Fresnius AG
Borkenberg 14, 61440 Oberursel, Germany

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 * Effective June 1, 1997.

                                    Sch. A-2